Filed by Equity Residential

ERP Operating Limited Partnership

(Commission File Nos.: 001-12252

000-24920)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AvalonBay Communities, Inc.

(Commission File No.: 001-12672)

Date: July 22, 2026

The following is an excerpt from a press release that was issued by Equity Residential on July 22, 2026.

NEWS RELEASE - FOR IMMEDIATE RELEASE

July 22, 2026

Equity Residential Reports Second Quarter 2026 Results

Raises Full Year Operating Guidance

Chicago, IL – July 22, 2026 - Equity Residential (NYSE: EQR) today reported results for the quarter and six months ended June 30, 2026 and has posted a Q2 2026 Management Presentation to its website as referenced below.

Second Quarter 2026 Results

All per share results are reported as available to common shares/units on a diluted basis.

	Quarter Ended June 30,
	2026	2025	$ Change	% Change
Earnings Per Share (EPS)	$0.30	$0.50	$(0.20)	(40.0%)
Funds from Operations (FFO) per share	$1.00	$0.98	$0.02	2.0%
Normalized FFO (NFFO) per share	$1.02	$0.99	$0.03	3.0%

	Six Months Ended June 30,
	2026	2025	$ Change	% Change
Earnings Per Share (EPS)	$0.54	$1.18	$(0.64)	(54.2%)
Funds from Operations (FFO) per share	$1.88	$1.92	$(0.04)	(2.1%)
Normalized FFO (NFFO) per share	$2.01	$1.94	$0.07	3.6%

Recent Highlights

•

On May 21, 2026, the Company and AvalonBay Communities, Inc. (NYSE: AVB) (“AvalonBay”) announced a definitive agreement to combine in an all-stock merger of equals, creating one of the country’s leading real estate companies with the differentiated scale, capabilities, and balance sheet strength to expand margins, accelerate growth, and redefine leadership in rental housing. The combined company will have a pro forma equity market capitalization of approximately $53 billion and a total enterprise value of approximately $71 billion, with more than 180,000 rental apartments.

•

For the second quarter of 2026 compared to the second quarter of 2025, same store revenues increased 1.9%, same store expenses increased 3.0% and same store Net Operating Income (NOI) increased 1.4%. Same store revenue growth is being driven by strong Physical Occupancy and better than anticipated Renewal Rate Achieved.

•

The Company raised the midpoint of its guidance range for same store revenues and NOI. The same store revenue improvement is primarily being driven by strong momentum in the San Francisco market along with improvements in Bad Debt, Net across the portfolio. These midpoints reflect what Equity Residential would expect to achieve if it operated as a standalone entity for the full year of 2026.

•

During the second quarter of 2026, the Company sold two properties, one in the Los Angeles market and one in the San Francisco market, consisting of 515 apartment units, for an aggregate sale price of approximately $164.0 million.

“We are pleased to increase our same store revenue and NOI annual guidance as a result of a solid demand environment characterized by occupancy and resident retention that remain at historically high levels. An increasingly supportive job market combined with declining levels of new supply in most of our markets sets the combined company up for great success,” said Mark J. Parrell, Equity Residential’s President and CEO. “We are proud of the legacy we have created at Equity Residential and very excited about what the future holds for the combined company.”

Full Year 2026 Guidance

The Company has provided guidance for its full year 2026 same store operating performance as listed below:

	Revised	Previous	Change at Midpoint
Same Store (includes Residential and Non-Residential):
Physical Occupancy	96.3%	96.4%	(0.1%)
Revenue change	2.1% to 2.7%	1.2% to 3.2%	0.2%
Expense change	3.0% to 4.0%	3.0% to 4.0%	0.0%
NOI change	1.5% to 2.1%	0.5% to 2.5%	0.3%

The above guidance is solely with respect to the Company’s existing Same Store Properties, reflects what we would expect to achieve if we operated as a standalone entity for the full year of 2026.

The Company has withdrawn its EPS, FFO per share and Normalized FFO per share guidance (and related components of these measures such as interest expense) due to the pendency of the merger.

The Company has a glossary of defined terms and related reconciliations of Non-GAAP financial measures on pages 29 through 34 of this release.

Results Per Share

The changes in EPS for the quarter and six months ended June 30, 2026 compared to the same periods of 2025 are due primarily to lower property sale gains, the various adjustment items listed on page 28 of this release and the items described below.

The per share changes in FFO for the quarter and six months ended June 30, 2026 compared to the same periods of 2025 are due primarily to the various adjustment items listed on page 28 of this release and the items described below.

The per share changes in Normalized FFO are due primarily to:

	Positive/(Negative) Impact
	Second Quarter 2026 vs. Second Quarter 2025	June YTD 2026 vs. June YTD 2025
Residential same store NOI	$0.02	$0.04
Lease-Up NOI	0.01	0.03
2026 and 2025 transaction activity impact on NOI, net	(0.01)	(0.03)
Interest expense, net	(0.01)	(0.03)
Other items (primarily corporate overhead and share repurchase impacts) (1)	0.02	0.06

Net	$0.03	$0.07

(1)	Corporate overhead includes property management and general administrative expenses.

Same Store Results

The following table shows the total same store results for the periods presented (includes Residential and Non-Residential).

	Second Quarter 2026 vs. Second Quarter 2025	Second Quarter 2026 vs. First Quarter 2026	June YTD 2026 vs. June YTD 2025
Apartment Units	78,612	82,242	78,385
Physical Occupancy	96.2% vs. 96.6%	96.2% vs. 96.4%	96.3% vs. 96.5%
Revenues	1.9%	0.8%	2.0%
Expenses	3.0%	(2.9%)	3.4%
NOI	1.4%	2.6%	1.4%

The following table reflects the detail of the change in Same Store Residential Revenues, which is presented on a GAAP basis showing Leasing Concessions on a straight-line basis.

	Second Quarter 2026 vs. Second Quarter 2025	Second Quarter 2026 vs. First Quarter 2026	June YTD 2026 vs. June YTD 2025
	% Change	% Change	% Change
Same Store Residential Revenues-comparable period
Lease rates	1.8%	0.8%	1.7%
Leasing Concessions	(0.1%)	0.0%	(0.1%)
Vacancy gain (loss)	(0.3%)	(0.3%)	(0.1%)
Bad Debt, Net	0.2%	0.2%	0.2%
Other (1)	0.5%	0.3%	0.5%

Same Store Residential Revenues-current period	2.1%	1.0%	2.2%

(1)	Includes ancillary income, utility recoveries, early lease termination income, miscellaneous income and other items.

See page 14 for detail and reconciliations of Same Store Residential Revenues on a GAAP basis to Same Store Residential Revenues with Leasing Concessions on a cash basis.

Residential Same Store Operating Statistics

The following table includes select operating metrics for Residential Same Store Properties (for 78,385 same store apartment units):

	July 2026 (1)	Q2 2026	Q1 2026	Q2 2025
Physical Occupancy	96.2%	96.2%	96.5%	96.6%
Percentage of Residents Renewing by month/quarter	59.0%	60.0%	61.8%	59.3%
New Lease Change	(0.1%)	(0.7%)	(2.8%)	(0.6%)
Renewal Rate Achieved	4.9%	5.2%	4.7%	5.1%
Blended Rate	3.0%	2.8%	1.5%	2.7%

(1)	July 2026 results are preliminary as of July 15th.

“Positive trends around both supply and demand continue to drive our operating performance during the primary leasing season and we continue to observe growing rents as we work our way through the summer,” said Michael Manelis, Equity Residential’s Chief Operating Officer. “We are well positioned to benefit from this demand as we grow our operating platform at the combined company and harness the opportunities that will come from our focus on innovation and serving our customer.”

Investments Activity

The Company did not acquire any properties during the second quarter of 2026.

During the second quarter of 2026, the Company sold two properties, one in the Los Angeles market and one in the San Francisco market, consisting of 515 apartment units, for an aggregate sale price of approximately $164.0 million at a weighted average Disposition Yield of 5.3%. The operating properties sold during the quarter ended June 30, 2026 have an average age of 30 years.

During the second quarter of 2026, the Company completed a consolidated partially owned development project located in suburban Boston, consisting of 440 apartment units, for a total cost of approximately $232.2 million. During the second quarter of 2026, the Company also completed one unconsolidated partially owned development project in suburban Seattle, consisting of 369 apartment units, for a total cost of approximately $185.3 million.

Merger Update

On May 21, 2026, the Company and AvalonBay announced a definitive agreement to combine in an all-stock merger of equals, creating one of the country’s leading real estate companies with the differentiated scale, capabilities, and balance sheet strength to expand margins, accelerate growth, and redefine leadership in rental housing. The combined company will have a pro forma equity market capitalization of approximately $53 billion and a total enterprise value of approximately $71 billion, with more than 180,000 rental apartments (data as of July 17, 2026).

On June 8, 2026, the combined company announced the expected executive leadership team, led by Benjamin W. Schall, who will serve as the President and CEO of the combined company.

Under the terms of the merger agreement, the combined company’s board will consist of 14 trustees, including seven members of the current Equity Residential board and seven members of the current AvalonBay board. The following members of the Equity Residential board will serve on the combined company board as of the closing of the merger: David J. Neithercut, Angela M. Aman, Chris Carr, Mary Kay Haben, Ann C. Hoff, Nina P. Jones, and Stephen E. Sterrett. The following members of the AvalonBay board will serve on the combined company board as of the closing of the merger: Timothy J. Naughton, Benjamin W. Schall, Terry S. Brown, Conor C. Flynn, Christopher B. Howard, Charles E. Mueller Jr., and Susan Swanezy. Pursuant to the merger agreement, Mr. Sterrett will be appointed to serve as the Chairman of the combined company board.

On August 12, 2026, the Company will hold its special meeting of shareholders related to the proposed merger and AvalonBay will hold its special meeting of stockholders. For further information, please refer to the definitive joint proxy statement/prospectus filed by each of the Company and AvalonBay with the SEC on July 13, 2026.

About Equity Residential

Equity Residential is committed to creating communities where people thrive. The Company, a member of the S&P 500, owns and manages 312 rental properties consisting of 85,520 apartment units in dynamic metro areas across the U.S. with a primary concentration in major coastal markets, diversified by a targeted presence in the high-growth metro areas of Atlanta, Dallas/Austin and Denver. For more information on Equity Residential, please visit our website at www.equityapartments.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, which are based on current expectations, estimates and projections about the industry and markets in which Equity Residential and AvalonBay operate, as well as beliefs and assumptions of Equity Residential and AvalonBay. Words such as “anticipate,” “become,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “shall,” “should,” “will,” or “would,” including variations of such words and similar expressions, are intended to identify forward-looking statements. All statements that address operating performance, events or developments that Equity Residential or AvalonBay expects or anticipates will occur in the future are forward-looking statements, including statements relating to any possible transaction between Equity Residential and AvalonBay, multifamily market conditions, development, redevelopment, acquisition or disposition activity, general conditions in the geographic areas where Equity Residential and AvalonBay operate and Equity Residential’s and AvalonBay’s respective debt, capital structure and financial position. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other factors that are difficult to predict and may cause the actual results to differ materially from future results expressed or implied by such forward-looking statements.

Important factors, risks and uncertainties that could cause actual results to differ materially from such plans, estimates or expectations include but are not limited to: (i) the parties’ ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to Equity Residential’s and AvalonBay’s ability to obtain the required respective shareholder or stockholder, as applicable, approval, and the parties’ ability to satisfy the other conditions to consummating the proposed transaction; (ii) the inability to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (iii) the risk that Equity Residential’s and AvalonBay’s businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (iv) significant transaction costs and/or unknown or inestimable liabilities; (v) potential litigation relating to the proposed transaction that could be instituted against Equity Residential, AvalonBay or their trustees, directors, managers or officers, including resulting expense or delay and the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction, including diverting the attention of Equity Residential and AvalonBay management from ongoing business operations, will harm Equity Residential’s and AvalonBay’s businesses during the pendency of the proposed transaction or otherwise; (vii) certain restrictions during the pendency of the business combination that may impact Equity Residential’s and AvalonBay’s ability to pursue certain business opportunities or strategic transactions; (viii) the possibility that the business combination may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances requiring Equity Residential or AvalonBay to pay a termination fee; (x) the effect of the announcement of the proposed transaction on the ability of Equity Residential and AvalonBay to operate their respective businesses and retain and hire key personnel, and to maintain favorable business relationships; (xi) risks related to the market value of Equity Residential common shares to be issued in the proposed transaction; (xii) other risks related to the completion of the proposed transaction and actions related thereto; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination or otherwise that could affect Equity Residential’s or AvalonBay’s financial performance; (xiv) other risks related to the completion of the proposed transaction and actions related thereto; (xv) legislative, regulatory and economic developments, including the level of new multifamily communities construction and development, government regulations and competition; (xvi) unpredictability and severity of local, regional, national and international economic, political and catastrophic climates, conditions and events, including but not limited to acts of terrorism, outbreaks of war or hostilities or pandemics, as well as management’s response to any of the aforementioned factors; (xvii) changes in global financial markets, interest rates and foreign currency exchange rates; (xviii) increased or unanticipated competition affecting Equity Residential’s and AvalonBay’s properties; (xix) risks associated with acquisitions, dispositions, development and redevelopment of properties; (xx) increased costs of labor and construction material; (xxi) maintenance of real estate investment trust status, tax structuring and changes in income tax laws and rates; (xxii) environmental uncertainties, including risks of natural disasters; (xxiii) those risks and uncertainties set forth in Equity Residential’s and AvalonBay’s Annual Reports on Form 10-K for the year ended December 31, 2025 under the headings “Forward-Looking Statements” and “Risk Factors,” as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by Equity Residential or AvalonBay, as the case may be, with the Securities and Exchange Commission (the “SEC”) from time to time, which are available via the SEC’s website at www.sec.gov; and (xxiv) those risks that are described in the Registration Statement and Definitive Joint Proxy Statement/Prospectus (each as defined below) that have been filed with the SEC in connection with the proposed transaction and are available from the sources indicated below. There can be no assurance that the proposed transaction will be completed, or if it is completed, that it will close within the anticipated time period. These factors should not be construed as exhaustive and should be read in conjunction with the other forward-looking statements. Forward-looking statements relate only to events as of the date on which the statements are made. Neither Equity Residential nor AvalonBay undertakes any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if Equity Residential’s and AvalonBay’s underlying assumptions prove to be incorrect, Equity Residential’s, AvalonBay’s and the combined company’s actual results may vary materially from what Equity Residential or AvalonBay may have expressed or implied by these forward-looking statements. Equity Residential and AvalonBay caution not to place undue reliance on any of Equity Residential’s or AvalonBay’s forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect Equity Residential or AvalonBay.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information and Where to Find It

In connection with the proposed transaction between Equity Residential and AvalonBay, Equity Residential has filed with the SEC a registration statement on Form S-4 (File No. 333-297128) (the “Registration Statement”) which includes the joint proxy statement of Equity Residential and AvalonBay that also constitutes a prospectus of Equity Residential. The Registration Statement was declared effective on July 13, 2026, and each of Equity Residential and AvalonBay commenced mailing of the definitive joint proxy statement of AvalonBay and Equity Residential that also constitutes a prospectus of Equity Residential (the “Definitive Joint Proxy Statement/Prospectus”) to their respective shareholders or stockholders, as applicable, on or about July 13, 2026. Each of Equity Residential and AvalonBay may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement, Definitive Joint Proxy Statement/Prospectus or any other document that Equity Residential or AvalonBay (as applicable) have filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EQUITY RESIDENTIAL AND AVALONBAY ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement and the Definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Equity Residential and AvalonBay, which contain important information, through the website maintained by the SEC at www.sec.gov. The documents filed by Equity Residential with the SEC may be obtained free of charge by accessing “Filings – SEC Filings” in the “Investor” section of Equity Residential’s website at www.equityapartments.com, by writing to Equity Residential – Investor Relations, Two North Riverside Plaza, Suite 500, Chicago, Illinois 60606, by telephone at 1-888-879-6356 or by email at investorrelations@eqr.com. The documents filed by AvalonBay with the SEC may be obtained free of charge by accessing the “Investors” section of AvalonBay’s website at www.avalonbay.com or by writing to AvalonBay, 4040 Wilson Blvd., Suite 1000, Arlington, Virginia 22203, Attention: Corporate Secretary (Legal Department) or by email at investor_relations@avalonbay.com.

Participants in the Solicitation

Equity Residential, AvalonBay, and certain of their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies from Equity Residential’s and AvalonBay’s shareholders or stockholders, as applicable, in respect of the proposed transaction. Information about the directors and executive officers of AvalonBay, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in AvalonBay’s proxy statement for its 2026 Annual Meeting of Stockholders under the headings “Director Nominees,” “Transactions with Related Persons, Promoters and Certain Control Persons,” “Director Compensation,” “Director Compensation Table,” “Compensation Discussion and Analysis,” “Executive Compensation Tables” and “Officers, Stock Ownership and Other Information,” which was filed with the SEC on April 6, 2026, and in AvalonBay’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 27, 2026. Information about the trustees and executive officers of Equity Residential, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Equity Residential’s proxy statement for its 2026 Annual Meeting of Shareholders under the headings “Biographical Information and Qualifications of Trustees,” “Biographical Information of Executives,” “Common Share Ownership of Trustees and Executives,” “Compensation Discussion and Analysis,” “Executive Compensation” and “Trustee Compensation,” which was filed with the SEC on April 14, 2026, and in Equity Residential’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026. To the extent holdings of Equity Residential’s securities by its trustees or executive officers have changed since the amounts set forth in Equity Residential’s definitive proxy statement for its 2026 Annual Meeting of Shareholders or the holdings of AvalonBay’s securities by its directors or executive officers have changed since the amounts set forth in AvalonBay’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC and available on the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statement, the Definitive Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the Registration Statement and the Definitive Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions. Investors may obtain free copies of these documents from Equity Residential or AvalonBay using the sources indicated above.